Item 25: Fair Access

a. Has the NMS Stock ATS executed 5% or more of the average daily trading volume in an NMS stock as reported by an effective transaction reporting plan or disseminated through an automated quotation system during four of the preceding six calendar months?

X Yes   D No

b. If yes to Item 25(a), is the NMS Stock ATS required to comply with Rule 301(b)(5)(ii) of Regulation ATS?

X Yes   D No

If yes,

i. Provide the ticker symbol for each such NMS stock during each of the last 6 calendar months; and

YINN, YANG, CHAU

ii. Describe the written standards for granting access to trading on the ATS pursuant to Rule 301(b)(5)(ii)(A) of Regulation ATS.

Blue Ocean ATS has established written access standards for granting Subscribers equal access and services of the ATS, as described in Part III, Item 2, including the dissemination of market data, as described in Part II, Item 5.

BOATS does not limit access to the services of the ATS, but can terminate or suspend services in a non-discriminatory manner. Examples of why services can be suspended or terminated are described in Part III, Item 3 (participating on the ATS) and Part III, Item 15 (dissemination of market data).

As part of granting Subscribers equal access to the services of the ATS, BOATS contractually prohibits service providers from limiting or denying services to any Subscriber in an unfair discriminatory manner, as described in Part II, Item 6.

As described in Part III, Item 19, BOATS charges Subscribers a per-executed-share-fee for shares executed on the NMS Stock ATS. However, for all symbols subject to fair access, Blue Ocean ATS will assess the same fee schedule to all Subscribers based on the following schedule:

Fair Access Symbols:
i.   For adding liquidity, there is a rebate of $.0006
ii.   For taking liquidity, the charge is $.0014

As part of the written standards, BOATS may suspend trading in an NMS Stock for SSR restrictions or suspend trading on a symbol-by-symbol basis for approaching or exceeding Fair Access thresholds and all symbols for approaching or exceeding Reg SCI thresholds, as described in Part III, Item

20.

In addition to the written access standards outlined in the ATS-N, Blue Ocean ATS has established written supervisory policies and procedures for fair access, including:

    i.   Submitting an Order Display and Fair Access Amendment to disclose any NMS security exceed 5% or more of the average daily volume executed in ATS for 4 of the preceding 6 calendar months

    ii.   Monitor the volumes conducted on the ATS to determine if the Firm is at or approaching the volume thresholds of fair access in at least four of the preceding six calendar months.

    iii.   Make and preserve records of all grants of access and all denials of access for any applicant to the ATS, and the reasons for granting or denying access.

    iv.   Report the required information regarding grants or denials on Form ATS-R

    v.   Adjust the Firm's fee schedule for any NMS security subject to fair access so all Subscribers are assessed the same fee.